UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 22)*

Minim, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

60365W102

(CUSIP Number)

Megan Ward
Orbit Group LLC
848 Elm Street, 2nd Floor
Manchester, NH 03101
(603) 943-0020

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 6, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 60365W102

1	NAMES OF REPORTING PERSONS Jeremy P. Hitchcock
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,447,867[1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,447,867[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,447,867[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 55.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

[1]	The shares reported in this Amendment have been split adjusted to reflect the reverse stock split of the Issuer’s shares of common stock at a ratio of 1-for-25, which became effective on April 17, 2023. The percentage represented in Row 13 is based off of the Issuer’s shares outstanding as of March 29, 2023 included in the Issuer’s most recent periodic report, which is its Form 10-K filed on March 31, 2023, plus the 734,743 shares of Common Stock acquired by Slingshot Capitol, LLC.

SCHEDULE 13D

CUSIP No. 60365W102

1	NAMES OF REPORTING PERSONS Elizabeth Cash Hitchcock
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,447,867[2]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,447,867[2]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,447,867[2]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 55.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

[2]	The shares reported in this Amendment have been split adjusted to reflect the reverse stock split of the Issuer’s shares of common stock at a ratio of 1-for-25, which became effective on April 17, 2023. The percentage represented in Row 13 is based off of the Issuer’s shares outstanding as of March 29, 2023 included in the Issuer’s most recent periodic report, which is its Form 10-K filed on March 31, 2023, plus the 734,743 shares of Common Stock acquired by Slingshot Capitol, LLC.

SCHEDULE 13D

CUSIP No. 60365W102

1	NAMES OF REPORTING PERSONS Orbit Group LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Hampshire
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,362,190[3]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,362,190[3]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,362,190[3]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

[3]	Represents 627,847 shares owned by Orbit Group LLC and 734,343 shares owned by Slingshot Capital, LLC. The Reporting Person disclaims beneficial ownership of the shares held by Slingshot Capital, LLC, except to the extent of its pecuniary interest in such shares, if any, and this Schedule 13D shall not be deemed an admission that the Reporting Person is the beneficial owner of such securities any purpose. The shares reported in this Amendment have been split adjusted to reflect the reverse stock split of the Issuer’s shares of common stock at a ratio of 1-for-25, which became effective on April 17, 2023. The percentage represented in Row 13 is based off of the Issuer’s shares outstanding as of March 29, 2023 included in the Issuer’s most recent periodic report, which is its Form 10-K filed on March 31, 2023, plus the 734,743 shares of Common Stock acquired by Slingshot Capitol, LLC.

SCHEDULE 13D

CUSIP No. 60365W102

1	NAMES OF REPORTING PERSONS Hitchcock Capital Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Hampshire
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 627,847[4]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 627,847[4]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 627,847[4]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

[4]	Represents 132,677 shares owned by Hitchcock Capital Partners, LLC and 495,170 shares owned by Zulu Holdings LLC. The Reporting Person disclaims beneficial ownership of the shares held by Zulu Holdings LLC, except to the extent of its pecuniary interest in such shares, if any, and this Schedule 13D shall not be deemed an admission that the Reporting Person is the beneficial owner of such securities any purpose. The shares reported in this Amendment have been split adjusted to reflect the reverse stock split of the Issuer’s shares of common stock at a ratio of 1-for-25, which became effective on April 17, 2023. The percentage represented in Row 13 is based off of the Issuer’s shares outstanding as of March 29, 2023 included in the Issuer’s most recent periodic report, which is its Form 10-K filed on March 31, 2023, plus the 734,743 shares of Common Stock acquired by Slingshot Capitol, LLC.

SCHEDULE 13D

CUSIP No. 60365W102

1	NAMES OF REPORTING PERSONS Zulu Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Hampshire
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 627,847[5]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 627,847[5]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 627,847[5]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

[5]	Represents 132,677 shares owned by Hitchcock Capital Partners, LLC and 495,170 shares owned by Zulu Holdings LLC. The Reporting Person disclaims beneficial ownership of the shares held by Hitchcock Capital Partners, LLC, except to the extent of its pecuniary interest in such shares, if any, and this Schedule 13D shall not be deemed an admission that the Reporting Person is the beneficial owner of such securities any purpose. The shares reported in this Amendment have been split adjusted to reflect the reverse stock split of the Issuer’s shares of common stock at a ratio of 1-for-25, which became effective on April 17, 2023. The percentage represented in Row 13 is based off of the Issuer’s shares outstanding as of March 29, 2023 included in the Issuer’s most recent periodic report, which is its Form 10-K filed on March 31, 2023, plus the 734,743 shares of Common Stock acquired by Slingshot Capitol, LLC.

SCHEDULE 13D

CUSIP No. 60365W102

1	NAMES OF REPORTING PERSONS Slingshot Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Hampshire
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 734,343[6]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 734,343[6]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 734,343[6]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

[6]	The shares reported in this Amendment have been split adjusted to reflect the reverse stock split of the Issuer’s shares of common stock at a ratio of 1-for-25, which became effective on April 17, 2023. The percentage represented in Row 13 is based off of the Issuer’s shares outstanding as of March 29, 2023, included in the Issuer’s most recent periodic report, which is its Form 10-K filed on March 31, 2023, plus the 734,743 shares of Common Stock acquired by Slingshot Capitol, LLC.

Amendment No. 22 to Schedule 13D

This Amendment is being filed by Jeremy P. Hitchcock, Elizabeth Cash Hitchcock, Orbit Group LLC (“Orbit”), Hitchcock Capital Partners, LLC (“HCP”), Zulu Holdings LLC (“Zulu”), Slingshot Capital, LLC (“Slingshot”) and a stockholders group pursuant to Section 13(d)(3) of the Securities Exchange Act of 1934. The stockholders group (the “Group”) is comprised of Jeremy P. Hitchcock, Elizabeth Cash Hitchcock, Orbit, HCP, Zulu and Slingshot.

This Amendment further amends the Schedule 13D filed on May 3, 2019, and Amendments 1 through 21 that have been filed with respect thereto (collectively, the “Schedule 13D”).

Capitalized terms used herein but not otherwise defined herein shall have the respective meanings ascribed thereto in the Schedule 13D as amended hereby.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is amended and supplemented by the addition of the following at the end of Item 3:

All of the shares of Common Stock acquired by Slingshot Capital, LLC to which this Statement relates were acquired by the Reporting Person using working capital.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is amended and supplemented by the addition of the following at the end of Item 4:

On December 6, 2023, Slingshot Capital, LLC, an affiliate of Jeremy Hitchcock and Elizabeth Hitchcock, entered into a Debt Conversion Agreement (the “Agreement”) with the Issuer relating to the Bridge Loan Agreement (the “Loan Agreement”) dated as of November 30, 2022. Pursuant to the Agreement, all the Issuer’s obligations under the Loan Agreement (inclusive of all accrued and unpaid interest in the amount of $1,125,777.78 (the “Debt Obligations”)) were converted into 743,343 shares of common stock of the Issuer (the “Shares”) in full and complete satisfaction of all such Debt Obligations. As a result, of December 6, 2023, the Loan Agreement and each of the other Loan Documents were irrevocably extinguished and terminated in all respects and of no further force or effect.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is amended and supplemented by the addition of the following:

(a)	As of the date hereof:

(1)	Jeremy P. Hitchcock beneficially owns 1,447,867 shares of Common Stock, representing 55.2% of the Issuer’s Common Stock based on 2,621,878 shares of Common Stock outstanding as of March 29, 2023, as reported in the Form 10-K filed with the SEC, plus the 734,743 shares of Common Stock acquired by Slingshot Capitol, LLC. The Shares reported in this Amendment have been split adjusted to reflect the reverse stock split of the Issuer’s shares of common stock at a ratio of 1-for-25, which became effective on April 17, 2023.

(2)	Elizabeth Cash Hitchcock beneficially owns 1,447,867 shares of Common Stock, representing 55.2% of the Issuer’s Common Stock based on 2,621,878 shares of Common Stock outstanding as of March 29, 2023, as reported in the Form 10-K filed with the SEC, plus the 734,743 shares of Common Stock acquired by Slingshot Capital, LLC. The Shares reported in this Amendment have been split adjusted to reflect the reverse stock split of the Issuer’s shares of common stock at a ratio of 1-for-25, which became effective on April 17, 2023.

(3)	Orbit Group LLC beneficially owns 1,362,190 shares of Common Stock, representing 51.9% of the Issuer’s Common Stock based on 2,621,878 shares of Common Stock outstanding as of March 29, 2023, as reported in the Form 10-K filed with the SEC, plus the 734,743 shares of Common Stock acquired by Slingshot Capital, LLC. The Shares reported in this Amendment have been split adjusted to reflect the reverse stock split of the Issuer’s shares of common stock at a ratio of 1-for-25, which became effective on April 17, 2023. Of the 1,362,190 shares beneficially owned 734,343 shares of Common Stock are owned by Slingshot Capital, LLC.

(4)	Slingshot Capital, LLC beneficially owns 734,343 shares of Common Stock, representing 28% of the Issuer’s Common Stock based on 2,621,878 shares of Common Stock outstanding as of March 29, 2023, as reported in the Form 10-K filed with the SEC, plus the 734,743 shares of Common Stock acquired by Slingshot Capital, LLC. The Shares reported in this Amendment have been split adjusted to reflect the reverse stock split of the Issuer’s shares of common stock at a ratio of 1-for-25, which became effective on April 17, 2023.

(c)	The information set forth in Item 4 is incorporated herein by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Item 4 is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

Exhibit 99.1	Joint Filing Agreement among Jeremy P. Hitchcock, Elizabeth Cash Hitchcock, Orbit Group LLC, Hitchcock Capital Partners, LLC, Zulu Holdings LLC and Slingshot Capital, LLC dated as of December 8, 2023.

Exhibit 99.2	Debt Conversion Agreement, dated as of December 6, 2023, by and among Minim, Inc. and Slingshot Capital, LLC.

Signature

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 8, 2023	/s/ Jeremy P. Hitchcock
Jeremy P. Hitchcock

/s/ Elizabeth Cash Hitchcock
Elizabeth Cash Hitchcock

Orbit Group LLC

By:	/s/ Jeremy P. Hitchcock
Name:	Jeremy P. Hitchcock
Title:	Manager

Hitchcock Capital Partners, LLC

By:	Orbit Group LLC, its Manager

	By:	/s/ Jeremy P. Hitchcock
	Name:	Jeremy P. Hitchcock
	Title:	Manager

Zulu Holdings LLC

By:	Orbit Group LLC, its Manager

	By:	/s/ Jeremy P. Hitchcock
	Name:	Jeremy P. Hitchcock
	Title:	Manager

Slingshot Capital, LLC

By:	Orbit Group LLC, its Manager

	By:	/s/ Jeremy P. Hitchcock
	Name:	Jeremy P. Hitchcock
	Title:	Manager